

June 5, 2008

Mail Stop 7010

<u>Via U.S. mail</u>

Wu Yiting
Chief Executive Officer
Fuda Faucet Works, Inc.
Ge Jia Ba, Hua Ting, Yiyang
Jiangxi, PRC 334400

Re: **Fuda Faucet Works, Inc.**
       Registration Statement on Form S-1 Amendment No.2
       Filed on: May 27, 2008
       File No.: 333-149254

       Form 10-KSB Amendment No.1
       Filed on: May 29, 2008
       File No. 000-09878

Dear Ms. Yiting:

      We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include a currently signed consent from your independent registered public accounting firm in your next amendment.

Selling Stockholders, page 12
December 2007 Financing, page 13

2. We note that disclosure describing the warrant terms, similar to the one found in clause (iii) on page F-39 of the financial statements, has been deleted from page 14. Please explain the reasons for doing so.

3. We note that you have included new disclosure in the fourth bullet point on page 15. It is not clear whether failure to comply with the restrictive covenant alone would trigger payment of liquidated damages. Please revise the second half of your disclosure to clarify the circumstances which give rise to these payments.

Directors, Executive Officers, Promoters and Control Persons, page 34

4. Please disclose which Fuda affiliated entity Mr. Al Jibrin joined in 2006 and in what capacity.

Certain Relationships and Related Transactions, page 37

5. We note your revised disclosure in Note 11(1) of the financial statements on page F-16. Please include a similar updated disclosure in this section of the prospectus. Please also provide information regarding your bank loans from related parties disclosed in the risk factors.

Interim Financial Statements – March 31, 2008

1. Organization and Basis of Presentation, page F-5

6. Please revise to disclose your accounting policy for earnings per common share. Please also include a reconciliation of the numerators and denominators of the basic and diluted per-share computations as required by paragraph 40 of SFAS 128. The reconciliation should include the individual income and share amount effects of all securities that affect earnings per share, including but not limited to your convertible preferred stock and warrants. To the extent applicable, please also disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented.

14. Concentration of Suppliers and Customers, page F-19

7. Your footnote indicates that during the three months ended March 31, 2008, two customers accounted for 49.5% and 44.6% of your net sales. However, your disclosure on page 32 only indicates the name of one customer to which you had net sales of 10% or more during the three months ended March 31, 2008. Please revise your financial statement footnote or your disclosure on page 32 as necessary for consistency.

Form 10-KSB/A For The Fiscal Year Ended December 31, 2007

Exhibits 31.1 and 31.2

8. Your certifications included in your filing were dated March 31, 2008. Please amend your Form 10-KSB/A filed on May 29, 2008 to include currently dated certifications.

Wu Yiting
Fuda Faucet Works, Inc.
June 5, 2008
Page 3

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Green, Staff Accountant at (202) 551-3733 or Lisa Haynes, Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Asher S. Levitsky P.C. (via facsimile @ (212) 930-9725)
        Jared Daniel Verteramo, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, NY 10006